SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

2013 Earnings Release
Investor Relations | 2014. 1. 28
kt
kt, global ICT convergence leader

Disclaimer
This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.
Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income.
The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.
Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.
The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Contents
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement
(Unit: KRW bn)
Yearly Results 2013 2012 YoY 4Q13 3Q13 4Q12 QoQ YoY
Operating revenue 23,810.6bn Operating revenue 23,810.6 23,856.4 -0.2% 6,214.5 5,734.6 6,213.0 8.4% 0.0%
(YoY) -0.2% Service revenue 19,844.1 19,255.5 3.1% 5,029.8 4,935.0 4,894.8 1.9% 2.8%
Service revenue 19,844.1bn Merchandise revenue 3,966.5 4,600.9 -13.8% 1,184.7 799.7 1,318.2 48.1% -10.1%
(YoY) +3.1 Operating expense 22,936.6 22,647.1 1.3% 6,363.9 5,426.8 6,187.4 17.3% 2.9%
Merchandise revenue Operating income 874.0 1,209.2 -27.7% -149.4 307.8 25.5 TR TR
3,966.5bn
(YoY) -13.8% Margin (%) 3.7% 5.1% -1.4%p -2.4% 5.4% 0.4% -7.8%p -2.8%p
N-OP income (loss) -560.3 205.6 TR -230.6 -110.5 81.1 - TR
Operating income 874bn Income b/f inc. taxes 313.6 1,414.8 -77.8% -379.9 197.3 106.7 TR TR
(YoY) -27.7% Net income 181.6 1,105.4 -83.6% -300.7 136.3 92.8 TR TR
Net income 181.6bn Margin (%) 0.8% 4.6% -3.9%p -4.8% 2.4% 1.5% -7.2%p -6.3%p
(YoY) -83.6% EBITDA 4,440.2 4,483.3 -1.0% 771.6 1,194.5 888.6 -35.4% -13.2%
EBITDA 4,440.2bn
(YoY) -1.0% Margin (%) 18.6% 18.8% -0.1%p 12.4% 20.8% 14.3% -8.4%p -1.9%p
Effects of amendments to K-IFRS10 (guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes

K-IFRS / Consolidated
1-2 Financial Highlights
Major Subsidiaries
BC
Consolidated from 4Q11
Operating Revenue
3,150.4 3,128.9 3,090.4
2011 2012 2013
Operating Profit
103.6 143.1 154.9
2011 2012 2013
kt skylife
Consolidated from 1Q11
478.3 574.8 627.4
2011 2012 2013
34.4 65.8 99.5
2011 2012 2013
kt rental
Consolidated from 3Q12
661.6 716.2 885.3
2011 2012 2013
81.9 84.1 98.1
2011 2012 2013
Subsidiaries’ financials are consolidated figures
(Unit: KRW bn)
71.3 148.4 529.4
4.1% 12.3% 60.6%
2011 2012 2013
Operating income contribution of subsidiaries
% of subsidiaries’ OP
Operating income contribution of subsidiaries= Consolidated OP – kt stand alone OP

K-IFRS / Consolidated
1-3 Financial Highlights
Operating Revenue
(Unit: KRW bn)
2013 Operating revenue 23,810.6bn
(YoY) -0.2% 2013 2012 YoY 4Q13 3Q13 4Q12 QoQ YoY
- Wireless revenue increased 0.9% YoY backed by wireless ARPU growth
Wireless 6,976.5 6,913.4 0.9% 1,753.9 1,713.8 1,703.0 2.3% 3.0%
Wireline 5,965.4 6,392.3 -6.7% 1,473.4 1,462.4 1,549.1 0.7% -4.9%
- Wireline revenue decreased due Telephony revenue decline (YoY) -6.7%
Media/Contents 1,337.8 1,067.9 25.3% 337.7 351.0 323.3 -3.8% 4.5%
- Media/Contents revenue increased from subscriber expansion (YoY) +25.3%
Finance/Rental 3,837.9 3,574.3 7.4% 979.0 976.9 954.7 0.2% 2.5%
Others 1,726.6 1,307.6 32.0% 485.8 430.8 364.7 12.8% 33.2%
- Others increased due to consolidation of KT Submarine (YoY) +32.0%
Merchandise 3,966.5 4,600.9 -13.8% 1,184.7 799.7 1,318.2 48.1% -10.1%
Total 23,810.6 23,856.4 -0.2% 6,214.5 5,734.6 6,213.0 8.4% 0.0%
- Merchandise revenue fell as wireless handset sales decreased (YoY) -13.8%

K-IFRS / Consolidated
1-4 Financial Highlights
Operating Expenses
(Unit: KRW bn)
2013 Operating expenses 22,936.6bn (YoY) +1.3%
Labor cost 2013 3,288.9 2012 3,075.8 YoY 6.9% 4Q13 858.3 3Q13 813.0 4Q12 834.5 QoQ 5.6% YoY 2.9%
- Labor costs increased 6.9% YoY due to consolidation of subsidiaries and wage raise
General expenses 10,162.2 10,096.9 0.6% 2,730.7 2,524.3 2,757.2 8.2% -1.0%
Cost of service provided 3,183.2 2,613.0 21.8% 913.6 786.1 699.4 16.2% 30.6%
- General expenses increased 0.6% YoY as depreciation charge grew with additional spectrum
Selling expenses 2,515.9 2,372.5 6.0% 705.4 592.5 628.2 19.0% 12.3%
Cost of merchandise 3,786.5 4,489.0 -15.6% 1,155.9 710.9 1,268.2 62.6% -8.9%
- Cost of service provided increased 21.8% YoY as SI costs and contents sourcing fees increased
Total 22,936.6 22,647.1 1.3% 6,363.9 5,426.8 6,187.4 17.3% 2.9%
Marketing Cost (kt Stand alone, Profit from handset sales adjusted)
(Unit: KRW bn)
- Cost of merchandise fell by 15.6% YoY as handset sales decrease
2013 2012 YoY 4Q13 3Q13 4Q12 QoQ YoY
Marketing Cost 2,681.1 2,559.6 4.7% 755.7 602.9 654.2 25.3% 15.5%

K-IFRS / Consolidated
1-5 Financial Highlights
Non-Operating Income(Loss)
(Unit: KRW bn)
2013 non-operating loss
2013 2012 YoY 4Q13 3Q13 4Q12 QoQ YoY
560.3bn (YoY) TR
Non-operating income 608.8 1,286.1 -52.7% 221.4 21.2 556.7 942.1% -60.2%
- Due to less sales of real estate and copper, non-operating revenue fell 52.7% YoY
Non-operating expense 1,176.4 1,098.5 7.1% 455.9 131.0 479.4 248.1% -4.9%
Equity method 7.3 18.1 -59.9% 3.9 -0.8 3.9 TB 1.7%
- Due to disposal losses of tangible and intangible assets and other expenses such as fines on mobile subsidy, non-operating expense increased 7.1% YoY
Total -560.3 205.6 TR -230.6 -110.5 81.1 - TR

K-IFRS / Consolidated
1-6 Financial Highlights
Financial Position
(Unit: KRW bn)
Debt Position 4Q13 3Q13 4Q12 QoQ YoY
- Total Debt : 11,479.8bn
Assets 35,039.9 34,127.2 34,557.9 2.7% 1.4%
- Net Debt : 9,408.9bn
Cash and cash equivalents 2,070.9 2,033.1 2,057.6 1.9% 0.6%
Debt Ratio
Liabilities 22,022.8 20,883.2 21,339.9 5.5% 3.2%
- Liability to Equity : 169.2%
Borrowings 11,479.8 11,651.2 11,436.1 -1.5% 0.4%
- Net Debt to Equity : 72.3%
Equity 13,017.1 13,244.0 13,218.0 -1.7% -1.5%
Capital stock 1,564.5 1,564.5 1,564.5 0.0% 0.0%
Debt ratio rose due to KT
Net Debt 9,408.9 9,618.1 9,378.5 -2.2% 0.3%
Rental’s long-term borrowing increase
Liabilities/Equity 169.2% 157.7% 161.4% 11.5%p 7.7%p
Net Debt/Equity 72.3% 72.6% 71.0% -0.3%p 1.3%p
Liabilities/Equity
Net Debt/Equity
165.7% 153.0% 155.5% 161.4% 163.3% 156.0% 157.7% 169.2%
79.1% 75.4% 77.0% 71.0% 78.0% 75.9% 72.6% 72.3%
1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13

K-IFRS / kt Separate
1-7 Financial Highlights
CAPEX
(Unit: KRW bn)
2013 Total CAPEX
- 2013 : KRW 3,312.5bn
(YoY) -10.7%
- Recorded run rate of 93.3% compared to the guidance of KRW 3.5tn
Wireless CAPEX
- 2013 : KRW 1,293.8bn
Wireline CAPEX
- 2013 : KRW 1,282.5tn
2014 CAPEX Guidance
- Wireless : KRW 1.0tn
- Wireline : KRW 1.2tn
- Total : KRW 2.7tn
Others
Wireless
Wireline
3,318.5 3,710.6 3,312.5
437.5 499.2 736.2
1,607.7 2,105.2 1,293.8
1,273.3 1,106.2 1,282.5
2011 2012 2013

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
2-1 Business Overview
Wireless
(Unit: KRW bn)
Despite business suspensions, Wireless service revenue recorded 0.9% YoY increase, backed by ARPU growth from LTE subscriber expansion
2013 2012 YoY 4Q13 3Q13 4Q12 QoQ YoY
Service 5,932.4 5,794.6 2.4% 1,480.6 1,463.9 1,472.1 1.1% 0.6%
Interconnection 584.8 616.0 -5.1% 156.7 148.5 87.7 5.5% 78.7%
LTE subscribers stand at 7.9m, accounting for 47.9% of total subscribers
Others 459.2 502.7 -8.7% 116.7 101.5 143.2 15.0% -18.5%
Wireless 6,976.5 6,913.4 0.9% 1,753.9 1,713.8 1,703.0 2.3% 3.0%
Smartphone subscribers stand at 11.3m, accounting for 68.6% of total subscribers
<Smartphone Subscribers>
(Unit: 1,000 / %)
8,537 9,135 9,787 10,251 10,734 10,973 11,056 11,288
351 1,170 2,488 3,900 5,068 6,057 6,824 7,874
8,186 7,966 2.1% 7.1% 15.1% 23.6% 30.8% 36.8% 41.8% 47.9%
7,299 6,351 5,665 4,916 4,231 3,414
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13
LTE Subscribers 3G Smartphone % of LTE

K-IFRS / Consolidated
2-2 Business Overview
Wireline
(Unit: KRW bn)
Due to decrease in both subscriber and MOU of Telephony, total Wireline revenue fell 6.7% YoY
2013 2012 YoY 4Q13 3Q13 4Q12 QoQ YoY
Telephony 2,979.4 3,375.6 -11.7% 715.5 717.2 797.2 -0.2% -10.3%
Broadband 1,770.1 1,758.7 0.6% 448.5 442.8 439.8 1.3% 2.0%
Broadband revenue rose 0.6% YoY as bundling discounts reduced
Line lease 1,215.9 1,257.9 -3.3% 309.4 302.4 312.0 2.3% -0.8%
Line lease revenue decreased 3.3% YoY due to price decline with renewal contracts
Wireline 5,965.4 6,392.3 -6.7% 1,473.4 1,462.4 1,549.1 0.7% -4.9%
<Wireline Subscribers>
(Unit: 1,000 / %)
26,987 26,923 26,846 26,703 26,546 26,361 26,215 26,085
7,922 7,967 8,009 8,037 8,050 8,038 8,041 8,067
3,294 3,326 3,344 3,348 3,383 3,407 3,462 3,505
15,771 15,630 15,493 15,318 15,113 14,916 14,712 14,513
68.0% 69.0% 70.0% 70.0% 71.0% 71.0% 71.9% 72.4%
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13
Broadband VoIP PSTN BB Bundled ratio

K-IFRS / Consolidated
2-3 Business Overview
Media / Contents
(Unit: KRW bn)
Expansion of kt Group Media subscribers led to 25.3% YoY revenue growth
2013 2012 YoY 4Q13 3Q13 4Q12 QoQ YoY
Media 1,178.0 987.3 19.3% 302.5 302.9 282.4 -0.1% 7.1%
Contents 159.8 80.6 98.4% 35.2 48.2 40.9 -26.9% -13.9%
kt Group Media subscribers stands at 6.91m, with net gains of 940k in 2013
Media/Contents 1,337.8 1,067.9 25.3% 337.7 351.0 323.3 -3.8% 4.5%
- OTV : 2.74m
(Unit: 1,000)
- OTS : 2.23m <Media Subscribers>
- Skylife only : 1.94m
5,341 5,593 5,796 6,039 6,215 6,443 6,670 6,908
2,015 2,150 2,193 2,262 2,327 2,450 2,581 2,742
1,301 1,421 1,590 1,768 1,901 2,027 2,132 2,226
2,025 2,022 2,013 2,009 1,987 1,967 1,957 1,940
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13
OTV OTS Skylife only

K-IFRS / Consolidated
2-4 Business Overview
Finance / Rental
(Unit: KRW bn)
Finance/Rental revenue
Revenue rose 7.4% YoY with stable BC Card revenue and kt Rental’s revenue growth from auto rental customer expansion
Other Services revenue
SI growth through KT ens and consolidation of kt estate led Other service revenue to increase by 32% YoY
Finance/Rental Finance Rental Other Service IT/Solution Real estate Other Subsidiaries
2013 3,837.9 3,237.1 600.9 1,726.6 758.8 408.6 559.1
2012 3,574.3 3,320.5 253.8 1,307.6 618.5 240.0 449.1
YoY 7.4% -2.5% 136.8% 32.0% 22.7% 70.3% 24.5%
4Q13 979.0 817.1 161.9 485.8 255.8 61.1 168.8
3Q13 976.9 814.7 162.1 430.8 204.5 72.2 154.1
4Q12 954.7 821.0 133.7 364.7 168.6 78.6 117.5
QoQ YoY 0.2% 2.5% 0.3% -0.5% -0.1% 21.1% 12.8% 33.2% 25.1% 51.8% -15.4% -22.3% 9.6% 43.7%
Others
(Unit: KRW bn)
Merchandise
Due to less handset sales volume, merchandise sales decreased by 13.8% YoY
Merchandise
2013
3,966.5
2012
YoY
4Q13
3Q13
4Q12
QoQ
YoY
4,600.9
-13.8%
1,184.7
799.7
1,318.2
48.1%
-10.1%

Q&A
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Operating revenue	5,723	5,732	6,188	6,213	6,104	5,757	5,735	6,214
Service Revenue	4,725	4,760	4,876	4,895	4,941	4,938	4,935	5,030
Wireless	1,716	1,740	1,754	1,703	1,757	1,752	1,714	1,754
Fixed line	1,664	1,611	1,568	1,549	1,522	1,508	1,462	1,473
Media/Contents	231	248	266	323	314	335	351	338
Finance/Rental	836	844	939	955	917	965	977	979
Other service	279	316	348	365	432	378	431	486
Merchandise rev.	998	973	1,312	1,318	1,163	819	800	1,185
Operating expense	5,144	5,379	5,937	6,187	5,737	5,409	5,427	6,364
Service expense	4,146	4,412	4,680	4,919	4,590	4,636	4,716	5,208
Labor expense	737	744	760	835	804	813	813	858
General expense	2,382	2,457	2,501	2,757	2,404	2,503	2,524	2,731
Depreciation	764	773	874	863	879	880	887	921
Commissions	333	346	333	406	262	298	335	365
Advertising	24	40	40	47	32	38	45	46
Financial biz exp	693	701	675	703	632	675	689	707
Other general exp	568	596	580	739	599	612	569	692
Cost of svc provided	596	633	685	699	744	740	786	914
Cost of service	254	324	341	449	394	434	499	609
Interconnection fees	259	239	247	156	203	209	210	230
Other cost of service	83	69	97	94	147	98	78	75
Selling expense	431	579	734	628	638	580	593	705
Sales expense	399	549	694	588	592	530	544	649
Bad debt expense	33	30	40	40	46	50	48	56
Cost of merch sold	998	966	1,257	1,268	1,147	772	711	1,156
Operating income	579	354	251	26	367	348	308	-149
EBITDA	1,343	1,127	1,125	889	1,246	1,228	1,194	772
N-OP income(loss)	-58	-49	231	81	-72	-147	-111	-231
N-operating income	192	74	463	557	223	143	21	221
N-operating expense	254	129	236	479	296	293	131	456
Equity Method (G/L)	4	7	4	4	1	3	-1	4
Income bf taxes	521	305	482	107	295	201	197	-380
Income tax	117	64	98	-1	83	68	61	-79
Income from con op	404	241	384	108	213	133	136	-301
Income from discon. op	2	-3	-15	-15	0	0	0	0
Net income	406	237	370	93	213	133	136	-301
NI contributable to kt	384	217	356	89	182	109	106	-316

kt Separate I/S	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Operating revenue	4,601	4,575	4,941	4,747	4,791	4,359	4,151	4,636
Service Revenue	3,640	3,622	3,639	3,562	3,679	3,560	3,471	3,549
Wireless	1,691	1,715	1,731	1,678	1,734	1,731	1,693	1,735
Fixed line	1,682	1,616	1,590	1,554	1,507	1,485	1,440	1,448
Media/Contents	102	110	122	132	130	132	147	160
Finance/Rental								
Other service	164	180	196	198	307	212	191	206
Merchandise rev.	961	953	1,302	1,184	1,112	799	680	1,087
Operating expense	4,078	4,285	4,722	4,718	4,555	4,166	4,004	4,868
Service expense	3,085	3,320	3,480	3,559	3,438	3,389	3,314	3,710
Labor expense	606	605	599	691	641	635	627	654
General expense	1,517	1,594	1,573	1,751	1,563	1,607	1,583	1,790
Depreciation	725	734	736	731	732	723	725	751
Commissions	333	347	346	405	325	346	328	405
Advertising	22	38	36	41	30	39	44	48
Financial biz exp								
Other general exp	438	476	455	573	476	500	485	586
Cost of svc provided	506	493	524	464	541	511	496	549
Cost of service	165	184	181	214	192	203	207	243
Interconnection fees	259	239	246	155	202	209	210	230
Other cost of service	83	70	97	95	147	98	79	76
Selling expense	457	627	784	653	693	637	608	718
Sales expense	437	607	758	629	657	597	566	693
Bad debt expense	20	21	26	24	36	39	42	25
Cost of merch sold	993	965	1,241	1,159	1,116	776	690	1,157
Operating income	523	290	219	29	236	193	147	-232
EBITDA	1,247	1,024	955	760	968	916	872	520
N-OP income(loss)	-64	-59	116	97	-70	-150	-100	-223
N-operating income	178	62	338	538	245	127	9	184
N-operating expense	243	122	222	441	316	277	110	407
Income bf taxes	458	231	335	126	166	44	47	-454
Income tax	98	44	71	228	26	9	6	-95
Net income	361	187	263	-102	140	35	41	-360

※ Effects of amendments to K-IFRS10(guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes

17

4-2 K-IFRS Yearly Income Statements

(Unit: KRW bn)

Consolidated I/S	2011	2012	2013	YoY
Operating revenue	21,258	23,856	23,811	-0.2%
Service Revenue	16,947	19,255	19,844	3.1%
Wireless	6,969	6,913	6,976	0.9%
Fixed line	6,951	6,392	5,965	-6.7%
Media/Contents	803	1,068	1,338	25.3%
Finance/Rental	997	3,574	3,838	7.4%
Other service	1,227	1,308	1,727	32.0%
Merchandise rev.	4,311	4,601	3,966	-13.8%
Operating expense	19,521	22,647	22,937	1.3%
Service expense	15,000	18,158	19,150	5.5%
Labor expense	2,856	3,076	3,289	6.9%
General expense	7,336	10,097	10,162	0.6%
Depreciation	2,959	3,274	3,566	8.9%
Commissions	1,449	1,418	1,260	-11.1%
Advertising	185	150	161	7.1%
Financial biz exp	705	2,772	2,703	-2.5%
Other general exp	2,038	2,483	2,472	-0.5%
Cost of svc provided	2,838	2,613	3,183	21.8%
Cost of service	1,341	1,368	1,935	41.4%
Interconnection fees	1,116	901	851	-5.6%
Other cost of service	381	343	397	15.8%
Selling expense	1,969	2,373	2,516	6.0%
Sales expense	1,826	2,230	2,315	3.8%
Bad debt expense	143	143	201	40.2%
Cost of merch sold	4,521	4,489	3,786	-15.6%
Operating income	1,737	1,209	874	-27.7%
EBITDA	4,662	4,483	4,440	-1.0%
N-OP income(loss)	-145	206	-560	TR
N-operating income	1,042	1,286	609	-52.7%
N-operating expense	1,184	1,099	1,176	7.1%
Equity Method (G/L)	-3	18	7	-59.9%
Income bf taxes	1,592	1,415	314	-77.8%
Income tax	316	278	132	-52.5%
Income from con op	1,276	1,137	182	-84.0%
Income from discon. op	165	-32	0	
Net income	1,441	1,105	182	-83.6%
NI contributable to kt	1,447	1,046	80	-92.4%

kt Separate I/S	2011	2012	2013	YoY
Operating revenue	19,324	18,863	17,937	-4.9%
Service Revenue	15,063	14,463	14,259	-1.4%
Wireless	6,885	6,816	6,893	1.1%
Fixed line	7,042	6,443	5,881	-8.7%
Media/Contents	317	466	570	22.3%
Finance/Rental				
Other service	819	738	916	24.1%
Merchandise rev.	4,261	4,401	3,678	-16.4%
Operating expense	17,658	17,802	17,592	-1.2%
Service expense	13,044	13,444	13,853	3.0%
Labor expense	2,386	2,501	2,557	2.3%
General expense	6,230	6,435	6,543	1.7%
Depreciation	2,835	2,926	2,932	0.2%
Commissions	1,485	1,431	1,404	-1.9%
Advertising	165	137	162	18.3%
Financial biz exp				
Other general exp	1,744	1,941	2,047	5.4%
Cost of svc provided	2,301	1,987	2,097	5.5%
Cost of service	811	744	846	13.8%
Interconnection fees	1,113	899	851	-5.3%
Other cost of service	377	345	400	15.9%
Selling expense	2,128	2,521	2,655	5.3%
Sales expense	2,025	2,430	2,513	3.4%
Bad debt expense	103	91	142	55.6%
Cost of merch sold	4,613	4,358	3,740	-14.2%
Operating income	1,666	1,061	345	-67.5%
EBITDA	4,501	3,986	3,276	-17.8%
N-OP income(loss)	-8	89	-543	TR
N-operating income	1,087	1,116	566	-49.3%
N-operating expense	1,095	1,027	1,109	8.0%
Income bf taxes	1,658	1,150	-198	TR
Income tax	369	441	-53	-112.1%
Net income	1,289	709	-145	TR

※ Effects of amendments to K-IFRS10(guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes

18

4-3 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Asset	33,209	32,253	33,871	34,558	34,075	33,490	34,127	35,040
Current assets	10,967	9,872	10,582	10,517	10,546	10,108	10,057	9,967
Cash &cash equivalents	1,590	1,411	1,279	2,058	1,493	1,882	2,033	2,071
Trade & other rec	5,228	4,947	4,817	4,564	4,214	4,080	3,660	3,737
Inventories	897	944	802	935	1,215	866	776	614
Other current assets	3,253	2,569	3,685	2,961	3,625	3,280	3,588	3,545
Non-current assets	22,242	22,382	23,289	24,040	23,529	23,382	24,070	25,072
Trade & other rec	1,514	1,212	929	1,073	751	805	648	815
P.P.E	14,265	14,562	15,431	15,806	15,739	15,714	15,816	16,659
Other non-cur assets	6,462	6,607	6,929	7,161	7,039	6,864	7,606	7,599
Liabilities	20,710	19,506	20,613	21,340	21,135	20,409	20,883	22,023
Current liabilities	10,602	9,609	10,318	11,267	11,184	10,640	9,829	11,135
Trade & other payables	6,616	5,914	6,450	7,221	6,964	6,046	6,084	7,368
Short-term borrowings	3,086	2,844	3,043	3,197	3,356	3,798	2,982	3,014
Other current liabilities	901	851	826	848	864	796	764	753
Non-current liabilities	10,108	9,897	10,294	10,073	9,951	9,770	11,054	10,888
Trade & other payables	658	585	738	701	605	603	1,136	1,059
Long-term borrowings	8,386	8,172	8,449	8,239	8,231	8,012	8,669	8,466
Other non-cur liabilities	1,064	1,140	1,107	1,133	1,115	1,154	1,248	1,363
Equity	12,498	12,747	13,259	13,218	12,939	13,081	13,244	13,017
Net debt	9,882	9,605	10,213	9,379	10,095	9,929	9,618	9,409

kt Separate	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Asset	27,126	26,412	25,978	26,509	25,766	24,876	25,318	25,892
Current assets	7,072	6,310	6,093	6,090	5,899	5,107	4,992	4,712
Cash &cash equivalents	809	791	501	1,173	531	794	901	1,024
Trade & other rec	4,740	4,500	4,264	3,951	3,608	3,352	2,910	3,007
Inventories	723	764	613	809	1,082	713	634	478
Other current assets	800	254	715	156	677	249	549	202
Non-current assets	20,054	20,103	19,885	20,419	19,867	19,768	20,326	21,180
Trade & other rec	1,396	1,099	788	926	600	648	485	675
P.P.E	13,464	13,744	13,604	13,009	12,854	12,723	12,713	13,365
Other non-cur assets	5,194	5,260	5,493	6,484	6,412	6,398	7,128	7,141
Liabilities	15,503	14,592	13,884	14,638	14,241	13,331	13,716	14,600
Current liabilities	7,347	6,582	6,181	7,338	7,294	6,752	5,995	6,992
Trade & other payables	4,824	4,322	4,059	4,966	4,542	3,701	3,683	5,002
Short-term borrowings	1,877	1,657	1,568	1,781	2,183	2,539	1,897	1,583
Other current liabilities	646	603	554	591	569	512	415	407
Non-current liabilities	8,155	8,010	7,703	7,300	6,947	6,579	7,721	7,609
Trade & other payables	611	543	697	676	577	568	1,081	1,049
Long-term borrowings	6,811	6,658	6,168	5,785	5,568	5,176	5,758	5,703
Other non-cur liabilities	734	809	838	838	802	835	881	857
Equity	11,623	11,821	12,094	11,871	11,525	11,545	11,603	11,292
Net debt	8,291	7,871	7,745	6,851	7,586	7,279	7,644	7,096

※ Effects of amendments to K-IFRS10(guidance for consolidated financials) have been reflected retroactively from FY2012 for comparison purposes

19

4-4 Subscribers (kt only)

Wireless	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	QoQ	YoY
Total Wireless Subscribers	**17,435**	**17,389**	**17,416**	**17,436**	**17,371**	**17,354**	**17,205**	**17,300**	0.6%	-0.8%
3G + LTE	16,599	16,488	16,480	16,502	16,443	16,439	16,325	16,454	0.8%	-0.3%
WiBro	836	902	936	934	928	915	880	846	-3.9%	-9.5%
Mobile Subscribers (*1,000)										
Gross addition	1,423	1,271	1,502	1,280	1,273	1,224	1,080	1,404	29.9%	9.6%
Deactivation	1,387	1,382	1,509	1,259	1,332	1,227	1,195	1,274	6.7%	1.2%
Net addition	36	-111	-8	22	-59	-3	-114	129	-213.2%	500.1%
Churn rate (%)	2.7%	2.8%	3.1%	2.5%	2.7%	2.5%	2.4%	2.6%	0.2%p	0.1%p
Subscribers	**16,599**	**16,488**	**16,480**	**16,502**	**16,443**	**16,439**	**16,325**	**16,454**	0.8%	-0.3%

※ Mobile: WCDMA + LTE

Mobile ARPU (Won)	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	QoQ	YoY
Wireless Service	**28,722**	**29,447**	**29,970**	**30,697**	**31,116**	**31,615**	**31,332**	**32,160**	2.6%	4.8%
Interconnection	3,869	3,531	3,571	1,858	2,920	3,060	3,242	3,450	6.4%	85.7%

※ ARPU: 3G+LTE

※ Wireless service : Voice + Data

Wireline	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	QoQ	YoY
Subscribers (*1,000)										
Telephony	**19,065**	**18,957**	**18,837**	**18,666**	**18,496**	**18,323**	**18,173**	**18,018**	-0.9%	-3.5%
PSTN	15,771	15,630	15,493	15,318	15,113	14,916	14,712	14,513	-1.3%	-5.3%
VoIP	3,294	3,326	3,344	3,348	3,383	3,407	3,462	3,505	1.2%	4.7%
Broadband	**7,922**	**7,967**	**8,009**	**8,037**	**8,050**	**8,038**	**8,041**	**8,067**	0.3%	0.4%
IPTV	**3,316**	**3,571**	**3,783**	**4,030**	**4,228**	**4,477**	**4,713**	**4,968**	5.4%	23.3%

20

Thank you | kt